    As filed with the Securities and Exchange Commission on October 15, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)
                      ------------------------------------
                               BMC SOFTWARE, INC.
                       (Name of Subject Company (Issuer))
                      ------------------------------------
                               BMC SOFTWARE, INC.
                        (Name of Filing Person (Offeror))

  Certain Options Under the BMC Software, Inc. 1994 Employee Incentive Plan, as amended, and the BMC Software, Inc. 2000 Employee Stock Incentive Plan, as amended, to Purchase Common Stock, par value $0.01 per share, that have an
        Exercise Price of $30.00 Per Share or More From Eligible Holders
                         (Title of Class of Securities)

                                   055 407105

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             Robert H. Whilden, Jr.
                    Senior Vice President and General Counsel
                               BMC Software, Inc.
                             2101 CityWest Boulevard
                            Houston, Texas 77042-2827
                            Telephone: (713) 918-8800

                      ------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                            CALCULATION OF FILING FEE

          Transaction Valuation*                         Amount of Filing Fee
          ----------------------                         --------------------
              $154,886,000                                    $14,250**

         * CALCULATED SOLELY FOR PURPOSES OF DETERMINING THE FILING FEE. THIS AMOUNT ASSUMES THAT OPTIONS TO PURCHASE 7,362,796 SHARES OF COMMON STOCK OF BMC SOFTWARE, INC. HAVING A WEIGHTED AVERAGE EXERCISE PRICE OF $42.16 AS OF SEPTEMBER 10, 2002 WILL BE EXCHANGED PURSUANT TO THIS OFFER. THE AGGREGATE VALUE OF SUCH OPTIONS WAS CALCULATED USING THE BLACK-SCHOLES OPTION PRICING MODEL. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS .000092 OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

         ** PREVIOUSLY PAID


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                  Amount Previously Paid:                     Not applicable.
                  Form or Registration No.:                   Not applicable.
                  Filing party:                               Not applicable.
                  Date filed:                                 Not applicable.


[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ]      third party tender offer subject to Rule 14d-1.

                  [X]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.


[X] Check the box if the filing is a final amendment reporting the results of the tender offer.

                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2002, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 30, 2002 (as amended, the "Schedule TO") by BMC Software, Inc., a Delaware corporation (the "Company").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended to add the following information:

         The Offer expired at 5:00 p.m., Houston Time on Wednesday, October 9, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 6,519,974 shares of Common Stock, representing approximately 88% of the options that were eligible to participate in the Offer. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 2,432,937 shares of Common Stock in exchange for such tendered options.

                                   SIGNATURES

         AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS AMENDMENT NO. 2 TO SCHEDULE TO IS TRUE, COMPLETE AND CORRECT.


Dated: October 15, 2002                  BMC SOFTWARE, INC.



                                         By:      /s/ Robert H. Whilden, Jr.
                                            ------------------------------------
                                            Name:  Robert H. Whilden, Jr.
                                            Title: Senior Vice President and
                                                   General Counsel



                                      -2-